

Mail Stop 4720

March 29, 2010

Mr. Neil A. Cotty
Interim Chief Financial Officer
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **RE: Bank of America Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Period Ended September 30, 2009**
> **File No.: 001-06523**

Dear Mr. Cotty:

We have reviewed your response letter dated January 26, 2010 and have the following additional comments.

Form 10-Q for Quarterly Period Ended September 30, 2009

Note 8 – Securitizations

Credit Card Securitizations, page 37

1. We note your response to comment three of our letter dated December 30, 2009. We understand it is your position that the exchange of a portion of your seller's interest for the Class D security did not qualify for sale accounting under ASC 860-10-40-4 as no consideration other than beneficial interests in the assets exchanged were received in the transfer. You therefore determined the appropriate accounting treatment was to recognize the Class D security at the carryover basis of the seller's interest exchanged. In order to help us understand your conclusions, please tell us how you considered the guidance in ASC 860-10-55-16 in determining that this exchange would even qualify as a "transfer" under ASC 860. In this regard, please tell us whether you consider your seller's interest to be beneficial interests issued by the trust, and confirm that it is with this same trust that you have exchanged a portion of your seller's interest for a new Class D security.

2. As a related matter, please tell us whether you gave any consideration as to whether the exchange of a portion of your seller's interest for a Class D security would be considered a troubled debt restructuring. Refer to the guidance in ASC 310-40-40-8A.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Angela Connell at (202) 551-3426 or me at (202) 551-3872 if you have questions regarding our comments.

Sincerely,

Hugh West
Accounting Branch Chief